

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Joshua Disbrow
Chief Executive Officer
Aytu Biopharma, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112

   Re: Aytu Biopharma, Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2021
    Filed September 28, 2021
    File No. 001-38247

Dear Mr. Disbrow:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences